Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 1 DATED JULY 7, 2014

TO THE PROSPECTUS DATED JUNE 27, 2014

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated June 27, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the offering of shares of common stock of Carter Validus Mission Critical REIT II, Inc.

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock, consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow until we received subscriptions aggregating at least $2,000,000 of shares of our common stock (in any combination of Class A shares or Class T shares), excluding subscriptions from residents of Pennsylvania and Washington. As of July 3, 2014, we had satisfied these conditions. As of July 3, 2014, we had accepted investors’ subscriptions for and issued approximately 213,333 shares of Class A common stock in the offering, resulting in receipt of gross proceeds of approximately $2,000,000. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Washington, the conditions of which, to date, have not been satisfied. As of July 3, 2014, we had approximately 499,786,667 Class A shares and Class T shares of common stock remaining in the offering.

We will offer shares of common stock in our primary offering until the earlier of May 29, 2016, which is two years from the effective date of this offering, or the date we sell $2,250,000,000 in shares, unless we elect to extend it to a date no later than November 25, 2017, which is 180 days following the third anniversary of the effective date of the offering. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. Additionally, we will be required to discontinue sales of shares under the distribution reinvestment plan on the earlier to occur of (a) May 29, 2016, which is two years from the effective date of this offering, and (b) the date we sell all the shares registered for sale under the distribution reinvestment plan, unless we elect to extend it to a date no later than November 25, 2017. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares of common stock. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We may terminate this offering at any time prior to the stated termination date.